Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

EMPLOYEE Q&A

FEBRUARY 9, 2006

1.	How will my years of service with CBOT transfer to the combined company?

CBOT employees who are employed by the combined company will be credited with their prior years of benefits-eligible service for purposes of eligibility to participate in, and vesting of benefits under (where vesting is applicable), the combined company’s employee benefit plans covering such employees. With respect to welfare benefits (e.g., the group health plan and insured benefit plans such as life insurance and long-term disability) the CBOT and CME agreed that the combined company shall make all reasonable efforts to (a) waive any waiting or preexisting limitation periods and (b) provide CBOT employees with credit for year-to-date deductibles and co-payments made under corresponding CBOT welfare benefit plans.

2.	If I lose my job as a result of the merger, what will happen to the time I have accrued in my Extended Frozen Sick Leave bank?

Under the current CBOT policy, payment of any balance in your Extended Frozen Sick Leave bank is made only in the event of illness or an approved leave of absence or upon retirement (age 55 + 10 years of service, or age 65+). As communicated in the letters all employees received last November, the current CBOT policy will change as of the closing date of the merger. If your employment terminates as a result of the merger, and you are not age 55 with at least 10 years of service as of the closing date of the merger, you will not be paid out the balance of your Extended Frozen Sick Leave upon retirement. If you are age 55 with at least 10 years of service as of the closing date of the merger, you will be paid out your Extended Frozen Sick Leave bank only if you retire within six months of the closing date. All employees will continue to be eligible to use the balance in their Extended Frozen Sick Leave bank in the event of an illness, including an approved leave of absence for an illness.

3.	If I am participating in the Flex Plan and lose my job as a result of the merger, how will this impact the balance that is owed either into the plan or to me?

If you currently participate in the CBOT medical flexible spending account and your employment terminates as a result of the merger, you will be eligible to continue your medical flexible spending participation through COBRA. Should you choose not to continue your medical flexible spending participation through COBRA, you may still submit any eligible medical out-of-pocket costs incurred during the period of your employment at CBOT in 2007 for reimbursement from the CBOT’s flexible spending account administrator, Flores & Associates.

If you currently participate in the CBOT dependent care flexible spending account and your employment terminates as a result of the merger, you may still submit claims for eligible dependent care expenses incurred during the period of your employment at CBOT in 2007 for reimbursement from Flores & Associates. Dependent care flexible spending cannot be continued through COBRA.

The deadline for submitting any eligible 2007 claims for reimbursement is March 31, 2008.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained when available, without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.